Exhibit 99.1

PRESS RELEASE
Cascades Inc.
404, Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) Canada J0A 1B0
Telephone: (819) 363-5100 Fax: (819) 363-5155
www.cascades.com

FOR IMMEDIATE RELEASE

Cascades Boxboard Group streamlines operations in its Montreal facility

Kingsey Falls, Quebec, December 13, 2005 – As part of the ongoing optimization of its various activities, Cascades today announced a restructuring of its folding carton facility in Montreal.

Éric Laflamme, President and Chief Operating Officer, North America for the Boxboard Group, said: “We will essentially be closing one of our two production lines and maximizing output on the remaining one, which will be equipped with state-of-the-art technology to ensure improved efficiencies. As a result of these upgrades, we expect the plant to remain profitable in 2006, despite a possible reduction in demand.”

The company expects this reorganization will cost $2 million CAN, which will in turn be offset by annual savings of approximately $3.5 million.

This restructuring will result in the elimination of 61 jobs and 26 workers will be temporarily laid off. Cascades management met with staff at the plant this morning, to advise them of the changes the reorganization would entail, as well as the effective date. Termination arrangements and certain specific measures will be implemented in order to mitigate the negative impact of this announcement.

“We believe that this reorganization, coupled with investments to upgrade equipment, will secure a better future for the plant and for its employees,” said Alain Lemaire, Cascades’ President and Chief Executive Officer.

Cascades Boxboard Group is one of the biggest manufacturers and processors of boxboard. The Group operates seven boxboard mills, located in Canada, France, Germany and Sweden; 13 processing plants across Canada and the United States; and a sheeting operation in England. With the combined experience of over 4,300 employees and approximately $1 billion in assets, Cascades Boxboard Group is positioned to be a leader in the packaging industry.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,000 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

Information:	Source:
Stéphane Mailhot	Éric Laflamme
Corporate Director, Communications	President and Chief Operating Officer
Cascades Inc.	North America
(819) 352-0982	Cascades Boxboard Group

Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 282-2681